SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                  SCHEDULE 13G

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d -
    1 (b)(c) AND (d) AND AMENDMENTS THERETO FILED PURSUAHT TO RULE 13d - 2(b)

                                (Amendment No. 2)

                                 TELESOFT CORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   0001048115
                                 (CUSIP NUMBER)

                      Rothschild Technology Partners, L.P.
                          (formerly RT Partners, L.P.)
                              153 East 53rd Street
                                   48th Floor
                            New York, New York 10022

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                December 31, 200
             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           |_|  Rule 13d-1-(b)
           |X|  Rule 13d-1-(c)
           |_|  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 6 Pages

CUSIP No. 0001048115

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Rothschild Technology Partners, L.P.
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

a._____________________________________________________________

b._____________________________________________________________

3.  SEC Use Only _____________________________________________

4.  Citizenship or Place of Organization:  Delaware, U.S.A.
                                            ------------------------------------

    Number of Shares         5.  Sole Voting Power              0
      Beneficially                                 -----------------------------
        Owned By
          Each               6.  Shared Voting Power            0
       Reporting                                     ---------------------------
        Person
         With                7.  Sole Dispositive Power         0
                                                       -------------------------

                             8.  Shared Dispositive Power       0
                                                          ----------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person         0
                                                                 ---------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
                               -------------------------------------------------

11. Percent of Class Represented by Amount in Row 9             0
                                                    ----------------------------

12. Type of Reporting Person (See Instructions)   PN
                                                --------------------------------


                               Page 2 of 6 Pages

CUSIP No. 0001048115

Item 1(a)  Name of Issuer:

Telesoft Corp.

Item 1(b)  Address of Issuer:

Telesoft Corp.
3443 North Central Avenue #1800
Phoenix, AZ 85012

Item 2(a)  Name of Person Filing:

Rothschild Technology Partners, L.P.

Item 2(b)  Address of Principal Business Office or, if none, Residence:

Rothschild Technology Partners, L.P.
153 East 53rd Street
48th Floor
New York, New York 10022

Item 2(c)  Citizenship:

Delaware, USA

Item 2(d)  Title of Class of Securities:

  Common Stock

Item 2(e)  CUSIP Number:

  0001048115

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing person is a:


                               Page 3 of 6 Pages

CUSIP No. 0001048115

a. |_|    Broker or dealer registered under Section 15 of the Act,
b. |_|    Bank as defined in Section 3(a)(6) of the Act,
c. |_|    Insurance Company as defined in Section 3(a)(19) of the Act,
d. |_| Investment Company registered under Section 8 of the Investment Company Act,
e. |_|    Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f. |_|    Employee Benefit Plan, or Endowment Fund in accordance with
          Rule 13d-1(b)(1)(ii)(F),
g. |_|    Parent Holding Company or Control Person, in accordance with
          Rule 13d-1(b)(ii)(G); (Note: see Item 7)
h. |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i. |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j. |_|    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4     Ownership:

           (a)   Amount Beneficially Owned:  0

           (b)   Percent of Class:  0%

           (c)   Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote:

                       0

                (ii)   Shared power to vote or direct the vote:

                       0

               (iii)   Sole power to dispose or to direct the disposition of:

                       0


                               Page 4 of 6 Pages

CUSIP No. 0001048115


                (iv)   Shared power to dispose or direct the disposition of:

                       0

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

           Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

           Not applicable

Item 8     Identification and Classification of Members of the Group:

           Not applicable

Item 9     Notice of Dissolution of Group:

           Not applicable

Item 10    Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 0001048115


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001
---------------------------------------
(Date)

/s/ Marc McCall
---------------------------------------
(Signature)

Marc McCall, Chief Financial Officer
of the General Partner
---------------------------------------
(Name/Title)


                               Page 6 of 6 Pages